UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Golden Star Resources Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

38119T

(CUSIP Number)

Riccardo Marsili

La Mancha Holding S.à r.l.

31-33, Avenue Pasteur

L - 2311 Luxembourg

Grand Duchy of Luxembourg

Tel: +352 27 44 94 12

With copies to:

James Green

White & Case LLP

5 Old Broad Street

London, United Kingdom

EC2N 1DW

Tel: +44 (0207) 532 1429

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38119T
1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Star Investments S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,339,704
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,339,704
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,339,704
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T
1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Holding S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,339,704
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,339,704
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,339,704
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T
1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Marchmont Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,339,704
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,339,704
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,339,704
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T
1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Yousriya Nassif Loza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Egypt

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,339,704
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,339,704
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,339,704
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 2, 2018, as amended by Amendment No. 1 thereto filed on October 15, 2018, Amendment No. 2 thereto filed on November 25, 2019, Amendment No. 3 thereto filed on January 30, 2020, Amendment No. 4 thereto filed on March 4, 2020, Amendment No. 5 filed on March 17, 2020 and Amendment No. 6 filed on April 24, 2021 (the “Schedule 13D”).

This Amendment amends Item 5, Item 6 and Item 7 of the Schedule 13D as set forth below. Except as specifically amended by this Amendment, each Item of the Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by amending and restating caption (a) thereof to read as follows:

(a)	LMSI is the beneficial owner of 38,339,704 shares of the Issuer Common Stock, or approximately 34.5% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

LMH, as the sole shareholder of LMSI, may be deemed to have voting and dispositive power with respect to the shares of the Issuer Common Stock beneficially owned by LMSI. As such, LMH may be deemed the indirect beneficial owner of 38,339,704 shares of the Issuer Common Stock, or approximately 34.5% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Marchmont, as the sole shareholder of LMH, may be deemed to have voting and dispositive power with respect to the shares of the Issuer Common Stock beneficially owned by LMSI.  As such, Marchmont may be deemed the indirect beneficial owner of 38,339,704 shares of the Issuer Common Stock, or approximately 34.5% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Mrs. Yousriya Nassif Loza, as sole beneficiary (during her lifetime) of a trust owning Marchmont, may be deemed to have voting and dispositive power with respect to the shares of the Issuer Common Stock beneficially owned by LMSI.  As such, Mrs. Yousriya Nassif Loza may be deemed the indirect beneficial owner of 38,339,704 shares of the Issuer Common Stock, or approximately 34.5% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Each of the Reporting Persons disclaims beneficial ownership in all shares of the Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.  All share percentage calculations in this Amendment are based on 111,260,841 shares of the Issuer Common Stock issued and outstanding as of October 28, 2020, as reported under the section “Outstanding Share Data” in the Issuer’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2020, included as Exhibit 99.1 to the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on October 28, 2020.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The section titled “Standstill Obligations” in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Under the 2021 Facility Agreement (as defined below), the Investor agreed that it and its affiliates would not at any time, irrespective of the Standstill Period, own or exercise control or direction over in aggregate 35% or more of the issued and outstanding Issuer Common Stock.

The section titled “Termination of Restrictions on Dispositions and Standstill” in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Notwithstanding the termination of the aforementioned restrictions on dispositions and standstill provisions in the Investor Rights Agreement upon satisfaction of the conditions above, the Investor and its affiliates continue to remain restricted from owning or exercising control or direction over in aggregate 35% or more of the issued and outstanding Issuer Common Stock under to the 2021 Facility Agreement until that agreement is terminated in accordance with its terms.

The section titled “Loan Facility” in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 12, 2021 the Investor fully repaid the loans outstanding under the 2019 Facility Agreement using the proceeds of a new loan, and the pledge over the 2019 Pledged Shares was subsequently released, in connection with a Refinancing Agreement dated January 27, 2021 entered into by the Investor, LMAH and LMSI with the 2019 Lenders, as existing lenders, and Standard Chartered Bank, United Arab Emirates Branch, as new lender (“SCB”, and together with the 2019 Lenders, the “2021 Lenders”), among others. In connection with such refinancing, the Investor, as borrower, and LMSI and LMAH as security providers, entered into a Loan Agreement dated January 27, 2021 (as amended from time to time, the “2021 Facility Agreement”) with the 2021 Lenders, as lenders and calculation agents, a facility agent and a security agent (the “2021 Security Agent”). In connection with the 2021 Facility Agreement, among other things, the Investor and each of LMSI and LMAH entered into Security Agreements each dated January 27, 2021, with the 2021 Security Agent (the “2021 Security Documents”, and together with the 2021 Facility Agreement and any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “2021 Loan Documentation”).

Pursuant to the 2021 Security Documents, the Investor’s obligations under the 2021 Facility Agreement will be secured by, among other things, a pledge of a basket of shares owned by LMSI or LMAH, initially consisting of shares of Issuer Common Stock and the Alternative Shares. As of February 12, 2021, none of the Issuer Common Stock remains pledged as security under the 2019 Facility Agreement or the Facility Agreement and LMSI will have pledged all of the shares of Issuer Common Stock it owns and LMAH will have pledged all of the Alternative Shares (the “2021 Pledged Shares”).

The loans under the 2021 Facility Agreement mature on or about January 27, 2023, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for this type of loan, the 2021 Lenders may exercise their rights to require the Investor, or any successors, assignees or transferees, to pre-pay the loan proceeds or post additional collateral, and the 2021 Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Shares and other collateral, in each case, in accordance with the 2021 Loan Documentation.

Under the 2021 Facility Agreement, the Investor agreed that it and its affiliates would not at any time own or exercise control or direction over in aggregate 35% or more of the issued and outstanding Issuer Common Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following:

12	Joint Filing Agreement, dated February 16, 2021, between LMSI, LMH, Marchmont and Yousriya Nassif Loza.
13*	Power of Attorney granted in favor of Onsi Sawiris, dated 15 November, 2020.

*Certain sensitive personally identifiable information in this exhibit was omitted by means of redacting a portion of the text and replacing it with [***].

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

La Mancha Star Investments S.à r.l.

By:	/s/ Karim-Michel Nasr
Name: Karim-Michel Nasr
Title: Manager

By:	/s/ Fabio Ceccarelli
Name: Fabio Ceccarelli
Title: Manager

La Mancha Holding S.à r.l.

By:	/s/ Fabio Ceccarelli
Name: Fabio Ceccarelli
Title: Manager

By:	/s/ Wafaa Sayed Latif Mobarak
Name: Wafaa Sayed Latif Mobarak Title: Director

Marchmont Limited

By:	/s/ Wafaa Sayed Latif Mobarak
Name: Wafaa Sayed Latif Mobarak
Title: Director

Yousriya Nassif Loza

By:	*

*By:	/s/ Onsi Sawiris
Onsi Sawiris, as Attorney-in-Fact